Exhibit 99.2

COSCIENS Biopharma Inc. Provides Update on its Plan to Suspend U.S. Public Company Reporting Obligations

TORONTO, ONTARIO, April 20, 2026 – COSCIENS Biopharma Inc. (TSX: CSCI) (OTCQB: CSCIF) (“COSCIENS” or the “Company”) announced today that it has filed a Rule 13e-3 Transaction Statement (the “Transaction Statement”) with the U.S. Securities and Exchange Commission (the “SEC”).

As previously disclosed, as part of its overall cost savings initiative, the Company voluntarily delisted from the Nasdaq Capital Market effective September 5, 2025, as the first step in a broader strategy to seek to terminate or suspend its public reporting obligations under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”). The Transaction Statement describes the Company’s proposal to, subject to the receipt of necessary regulatory and shareholder approvals, undertake a two-step transaction consisting of (i) a consolidation (the “Consolidation”) of the Company’s common shares on the basis of a one post-Consolidation common share for every 150 pre-Consolidation common shares, and (ii) an immediately subsequent share split of the common shares on the basis of 50 common shares for every one (1) post-Consolidation common share (the “Split”, and together with the Consolidation, the “Share Capital Amendment”).

Pursuant to the proposed Share Capital Amendment: (i) shareholders holding fewer than 150 pre-Consolidation common shares at the effective time, would cease to have any rights as a shareholder other than the right to be paid cash consideration equal to US$1.60 per pre-Consolidation common share, and would not participate in the Split, and (ii) shareholders holding a number of pre-Consolidation common shares equal to or greater than 150 at the effective time (the “Remaining Shareholders”) would be subject to the Split and would, post-Share Capital Amendment, hold one-third the number of common shares held by such Remaining Shareholders immediately prior to the transaction (subject to rounding of fractional interests).

The primary purpose of the proposed Share Capital Amendment is to reduce the number of “holders of record” (as determined pursuant to Rule 12g5-1 under the Exchange Act) to fewer than 300, enabling the Company to file a Form 15 with the SEC to suspend its reporting obligations under the Exchange Act (the “SEC Reporting Suspension”), unless denied by the SEC. These obligations include the Company’s obligations to file and submit annual reports on Form 20-F and reports on Form 6-K. If the SEC Reporting Suspension is completed, the Company estimates annualized cost-savings on a go-forward basis of approximately US$1.9 million, driven by reduced regulatory and compliance expenses (including lower legal and accounting fees) and lower insurance costs. In the event the Share Capital Amendment (or a similar transaction) is not completed, the Company expects that it will continue to be subject to its Exchange Act reporting obligations, and related costs, indefinitely.

The Share Capital Amendment is considered a “going-private transaction” under Rule 13e-3 of the Exchange Act; however, the Company expects the transaction will only result in the elimination of approximately 6.8% of its issued and outstanding common shares. In addition, the Company intends to remain listed on the TSX, to continue to have its common shares posted for trading on the OTCQB® Venture Market, and to continue to meet its public reporting obligations as a “reporting issuer” under applicable Canadian securities laws, including by filing its continuous disclosure documents on its profile on SEDAR+ at www.sedarplus.ca.

The Company intends to seek shareholder approval for the Share Capital Amendment at its annual meeting (the “Meeting”) to be held in June 2026. The announcement of the proposed Share Capital Amendment contained in this news release is not a solicitation of a proxy. Prior to the Meeting, the Company will mail a notice of meeting and a management information circular containing detailed information regarding the Meeting and the Share Capital Amendment. In the meantime, the Transaction Statement, together with the exhibits thereto, is available on the Company’s profile on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov/edgar.

About COSCIENS Biopharma Inc.

COSCIENS is a life science company focused on the development of natural, plant-based active ingredients, leveraging the Company’s proprietary manufacturing and extraction technologies to develop Avenanthramides and Beta Glucan active ingredients currently used in leading skincare brands worldwide. The Company’s common shares are listed on the TSX under the symbol “CSCI” and are listed and posted for trading on the OTCQB® Venture Market under the symbol “CSCIF”. For more information, please visit COSCIENS’ website at www.cosciensbio.com.

Forward-Looking Statements

Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and “forward- looking information” under the provisions of Canadian securities laws. All statements, other than statements of historical fact, that address circumstances, events, activities, or developments that could or may or will occur are forward-looking statements. When used in this news release, words such as “anticipate”, “assume”, “believe”, “could”, “expect”, “forecast”, “future”, “goal”, “guidance”, “intend”, “likely”, “may”, “would” or the negative or comparable terminology as well as terms usually used in the future and the conditional are generally intended to identify forward-looking statements, although not all forward- looking statements include such words. Forward-looking statements in this news release include, but are not limited to, statements relating to the Company’s plans to seek to terminate or suspend its reporting obligations under applicable U.S. securities laws and expected cost savings as a result thereof; the ability of the Company to reduce the number of holders of record below 300; the Company’s expectation that it will remain subject to U.S. reporting obligations indefinitely in the event the Share Capital Amendment (or a similar transaction) is not completed, and the timing of the Company’s annual shareholder meeting.

These statements are based on current expectations and assumptions, including factors or assumptions factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from those expressed or implied by such forward-looking statements, including but not limited to the factors described in “Risks Relating to Us and Our Business” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. We disclaim any obligation to update any such risks or uncertainties or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

Issuer Contact:

Peter H. Puccetti

Interim CEO and Chairman of the Board

pp@cosciensbio.com

Giuliano La Fratta

Chief Financial Officer

glafratta@cosciensbio.com

Investor Contact:

IR@cosciensbio.com